OMB APPROVAL
OMB Number: 3235-0116 Expires: August 31, 2020 Estimated average burden hours per response. ...............8.7

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August , 2021.

Commission File Number 001-39491

EXCELLON RESOURCES INC.

(Translation of registrant’s name into English)

10 KING STREET EAST, SUITE 200 TORONTO, ONTARIO, CANADA M5C 1C3

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F [  ] Form 40-F X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

EXCELLON DRILLS 1,828 G/T SILVER EQUIVALENT
OVER 5.2 METRES AT PLATOSA

Toronto, Ontario – August 18, 2021 – Excellon Resources Inc. (TSX:EXN, EXN.WT; NYSE:EXN; FRA:E4X2) (“Excellon” or the “Company”) is pleased to announce results from underground drilling at the Platosa Mine in Durango, Mexico.

Highlights

●		Further definition and expansion of the 623, NE-1 and NE-1S Mantos, with diamond drilling results from underground including:

	O	1,828 g/t silver equivalent (“AgEq”) over 5.2 metres (1,051 g/t Ag, 12.1% Pb, 13.1% Zn and 0.2 g/t Au) in EX21UG600;
	O	2,368 g/t AgEq over 1.6 metres (1,647 g/t Ag, 12.3% Pb, 11.6% Zn and 0.1 g/t Au) in EX21UG597; and
	O	1,481 g/t AgEq over 2.5 metres (784 g/t Ag, 7.7% Pb, 13.9% Zn and 0.3 g/t Au) in EX21UG601

●		Drilling from underground continues to define and delineate mineralization in areas ahead of production and outside of the current mine plan

“Drilling at Platosa continues to define high grade mineralization ahead of production,” stated Ben Pullinger, Senior Vice President Geology & Corporate Development. “Additionally drilling into areas previously defined by historical surface holes is upgrading our confidence in the grade and tenor of mineralization and expanding the mineralized envelope around 623 and NE-1”

Exploration Results

The following table shows highlighted intervals from the ongoing underground definition and infill drilling program at Platosa:

Hole ID	Interval(1)		Interval(2)	Ag	Pb	Zn	Au	AgEq(3)	Area
	From	To	metres	g/t	%	%	g/t	g/t
EX21UG587	0.0	3.0	3.0	227	2.3	2.0	0.1	363	NE-1
and	66.1	67.4	1.3	360	10.1	10.2	-	972
EX21UG588	64.8	66.1	1.3	692	9.3	6.3	-	1,149	NE-1
including	65.3	65.6	0.3	1,200	21.4	14.3	-	2,242
and	65.9	66.1	0.3	1,032	9.5	1.7	-	1,336
EX21UG589	64.6	65.8	1.2	544	5.9	3.9	-	828	NE-1
including	65.5	65.8	0.3	1,552	15.9	6.7	-	2,190
EX21UG597	34.6	36.2	1.6	1,647	12.3	11.6	0.1	2,368	623
including	34.6	35.6	1.0	2,424	18.2	16.1	0.1	3,454
EX21UG600	30.1	35.3	5.2	1,051	12.1	13.1	0.2	1,828
including	31.7	33.9	2.3	1,985	22.8	17.2	0.1	3,170
EX21UG601	28.2	30.6	2.5	784	7.7	13.9	0.3	1,481	623
including	30.0	30.6	0.6	1,335	8.0	25.7	0.8	2,480
EX21UG605	42.7	45.8	3.1	581	5.7	11.4	0.1	1,126	623
including	42.7	43.6	0.8	1,546	16.1	14.8	0.1	2,475
EX21UG608	28.6	30.0	1.4	1,050	3.4	2.0	-	1,207	623
including	28.6	29.0	0.5	2,624	6.8	2.7	-	2,891
EX21UG610	30.6	33.7	3.1	289	2.2	3.7	-	472	623
including	33.3	33.7	0.4	1,211	10.9	17.4	-	2,090
EX21UG612	44.7	45.9	1.3	707	3.5	2.3	-	875	623
EX21UG618	84.0	86.8	2.8	337	2.7	2.1	-	479	NE-1S

(1)	From-to intervals are measured from the drill collar. All holes were drilled from underground stations.
(2)	All intervals are reported as core length with true width estimated to range from 50-90% of core length.
(3)	AgEq in drill results assumes $24.00 Ag, $0.90 Pb, $1.20 Zn and $1,800 Au with 100% metallurgical recovery.

Drilling from underground continues to define and expand known mineralization ahead of production at the 623, NE-1 and NE-1S Mantos. Most significantly, drilling into the 623 and NE-1 Mantos continues to improve understanding and confidence, and extend mineralization in these areas. Drilling at Platosa will continue to target areas ahead of production and test the extent of mineralization around mine workings.

Platosa drill core samples are prepared and assayed by SGS Minerals Services in Durango, Mexico. The lab is accredited to ISO/IEC 17025. Assay turnarounds have been impacted recently by supply and labour shortages related to COVID-19. The Company has a comprehensive QA/QC program, supervised by an independent Qualified Person.

Qualified Person

Mr. Ben Pullinger, P.Geo., Senior Vice President Geology & Corporate Development, has acted as the Qualified Person, as defined in NI 43-101, with respect to the disclosure of the scientific and technical information contained in this press release.

Board Change

Excellon also announces that Michael Timmins has stepped down from the Board of Directors to focus on his other professional commitments.

“Mike has been an excellent board member since joining us in April 2020 and helping guide the Company through the challenges of the past year,” stated Brendan Cahill. “We wish him the very best in his future endeavours.”

About Excellon

Excellon’s vision is to create wealth by realizing strategic opportunities through discipline and innovation for the benefit of our employees, communities and shareholders. The Company is advancing a precious metals growth pipeline that includes: Platosa, Mexico’s highest-grade silver mine since production commenced in 2005; Kilgore, a high-quality advanced exploration gold project in Idaho with strong economics and significant growth and discovery potential; and an option on Silver City, a high-grade epithermal silver district in Saxony, Germany with 750 years of mining history and no modern exploration. The Company also aims to continue capitalizing on current market conditions by acquiring undervalued projects.

Additional details on Excellon’s properties are available at www.excellonresources.com.

For Further Information, Please Contact:

Excellon Resources Inc.
Brendan Cahill, President & Chief Executive Officer
Ben Pullinger, Senior Vice President Geology & Corporate Development
(416) 364-1130
info@excellonresources.com
www.excellonresources.com

Forward-Looking Statements

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this Press Release, which has been prepared by management. This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 27E of the Exchange Act. Such statements include, without limitation, statements regarding mineral resources estimates, the future results of operations, performance and achievements of the Company, including potential property acquisitions, the timing, content, cost and results of proposed work programs, the discovery and delineation of mineral deposits/resources/reserves, geological interpretations, proposed production rates, potential mineral recovery processes and rates, business and financing plans, business trends and future operating revenues. Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct. Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate and similar expressions, or are those, which, by their nature, refer to future events. The Company cautions investors that any forward-looking statements by the Company are not guarantees of future results or performance, and that actual results may differ materially from those in forward looking statements as a result of various factors, including, but not limited to, variations in the nature, quality and quantity of any mineral deposits that may be located, significant downward variations in the market price of any minerals produced, the Company’s inability to obtain any necessary permits, consents or authorizations required for its activities, to produce minerals from its properties successfully or profitably, to continue its projected growth, to raise the necessary capital or to be fully able to implement its business strategies. All of the Company’s public disclosure filings may be accessed via www.sedar.com and readers are urged to review these materials. This press release is not, and is not to be construed in any way as, an offer to buy or sell securities in the United States.

Cautionary Note to U.S. Investors: The terms “mineral resource,” “measured mineral resource,” “indicated mineral resource” and “inferred mineral resource,” as used on Excellon’s website and in its press releases are Canadian mining terms that are defined in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”). These Canadian terms are not defined terms under United States Securities and Exchange Commission (“SEC”) Industry Guide 7 and are normally not permitted to be used in reports and registration statements filed with the SEC by U.S. registered companies. The SEC permits U.S. companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. Accordingly, note that information describing the Company’s “mineral resources” is not directly comparable to information made public by U.S. companies subject to reporting requirements under U.S. securities laws. U.S. investors are urged to consider closely the disclosure in the Company’s Form 40-F which may be secured from the Company, or online at http://www.sec.gov/edgar.shtml.

PLATOSA MINE – UG INFILL AND EXPANSION DRILLING

Targeting vertical mineralization linking NE-1 to NE-1S

Composite longitudinal section
Looking SW
N
NE-1
NE-1S
623
0
200
Rodilla
Pierna
623
NE-1S
NE-1
EX09LP655
0.4 m @ 600 g/t AgEq
Open to 10-20 target
623 Results
EX21UG597
1.6 m @ 2,368 g/t AgEq
including
1.0 m @ 3,454 g/t AgEq
EX21UG600
5.2 m @ 1,828 g/t AgEq
including
2.3 m @ 3,170 g/t AgEq
EX21UG600
5.2 m @ 1,828 g/t AgEq
including
2.3 m @ 3,170 g/t AgEq
EX21UG601
2.5 m @ 1,481 g/t AgEq
including
0.6 m @ 2,480 g/t AgEq
EX21UG605
3.1 m @ 1,126 g/t AgEq
including
0.8 m @ 2,475 g/t AgEq
EX21UG608
1.4 m @ 1,207 g/t AgEq
including
0.5 m @ 2,891 g/t AgEq
EX21UG610
3.1 m @ 472 g/t AgEq
including
0.4 m @ 2,090 g/t AgEq
EX21UG612
1.3 m @ 875 g/t AgEq
NE-1S Results
EX21UG618
2.8 m @ 479 g/t AgEq
NE-1 results
EX21UG587
3.0 m @ 363 g/t AgEq
and
1.3 m @ 972 g/t AgEq
EX21UG588
1.3 m @ 1,149 g/t AgEq
including
0.3 m @ 2,242 g/t AgEq
and
0.3 m @ 1,336 g/t AgEq
EX21UG589
1.2 m @ 828 g/t AgEq
including
0.3 m @ 2,190 g/t AgEq
Mineralized intercept
Current drilling
Historical intersection
Sub-vertical structure untested

EXCELLON RESOURCES

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EXCELLON RESOURCES INC.
(Registrant)

Date: August 18, 2021	By:	/s/ Brendan Cahill
President and Chief Executive Officer